

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Lin Li
Chief Executive Officer
Northann Corp.
9820 Dino Drive, Suite 110
Elk Grove, CA 95624

> **Re: Northann Corp.**
> **Amended Draft Registration Statement on Form F-1**
> **Submitted May 25, 2023**
> **CIK No. 0001923780**

Dear Lin Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Confidential Draft Registration Statement on Form F-1 submitted May 25, 2023

Report of Independent Registered Public Accounting Firm
Review Report on Interim Financial Statements, page F-26

1.   In the first paragraph under Results of Review of Interim Financial Information, please have your auditor revise the report to clarify that it reviewed the statements of cash flows for the three month periods ended March 31, 2023 and 2022. The current disclosure states for the three nine-month periods ended March 31, 2023 and 2022. In the second paragraph under this same heading, please have your auditor revise the report to clarify that it previously audited the statements of operations and comprehensive income (loss), stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 2022. The current disclosure only refers to each of the years in the two-

year period ended December 31, 2022.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss), page F-28

2. Revise the statement and all other sections of the filing, as applicable, to present all basic and diluted earnings per share amounts rounded to the nearest cent (i.e., only two decimal points), in order not to imply a greater degree of precision than exists.

Exhibits

3. Refer to Exhibit 23.1. Please clarify in the last sentence of the first paragraph that the audited financial statements of Northann Corp are for the years ended December 31, 2022, 2021 and 2020. The current disclosure states for the years ended December 31, 2022 and 2021.

4. Refer to Exhibit 99.1. The second paragraph appears to refer to the incorrect issuer of the securities listed on the registration statement. Also, the first paragraph on the page preceding the signature page of the opinion appears to include an impermissible limitation on reliance. Please file a revised opinion.

   You may contact Beverly Singleton at (202) 551-3328 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alexander King at (202) 551-8631 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye